  Exhibit 99.1
 Hudson Reports Fourth Quarter and Full Year 2019 Results

East Rutherford, NJ – March 11, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, announced today its results for the fourth quarter and full year ended December 31, 2019.

Highlights of Fourth Quarter and Full Year 2019
●
Fourth quarter turnover of $475.8 million, a year-over-year increase of 0.9%; record full year turnover of $1.95 billion, a 1.5% year-over-year increase;
●
Fourth quarter organic sales growth of 0.8%; full year organic sales growth of 1.4%;
●
Gross margin increase of 50 bps to 64.2% for the full year 2019;
●
Full year adjusted EBITDA of $230.6 million, a 3.1% year-over-year decrease;
●
Full year operating profit of $147.4 million, a 50.1% year-over-year increase;
●
Entered into agreement to acquire a controlling stake in the assets of food and beverage concessions operator OHM Concession Group on October 31, 2019
●
Entered into agreement to acquire assets related to the operations of Brookstone stores in U.S. airports and signed agreement to be the exclusive airport retailer for the Brookstone brand on October 10, 2019

“Throughout 2019, we continued to win new contracts and extend existing ones, added exciting new brands to our portfolio, including Joe & The Juice, and entered new markets such as Indianapolis and St. Pete Clearwater,” stated Roger Fordyce, CEO of Hudson Group. “We also announced two major acquisitions, OHM Concession Group and Brookstone, which strengthen and further diversify our food & beverage and specialty retail portfolios. Although we faced several challenges throughout the year, we saw encouraging topline performance in the fourth quarter in both duty-paid and duty-free. Looking ahead to 2020, we feel well positioned to compete on the robust pipeline of RFP packages and capture additional whitespace opportunities as airports continue to invest in renovating existing terminals and building new ones.”

Mr. Fordyce continued, “We recognize, however, the impact that COVID-19 is having on world travel as we enter 2020, and our thoughts go out to our customers, partners and landlords that have been impacted around the globe. Within our duty free business which is approximately 20% of our total sales, we have seen a decrease in business over the past eight weeks primarily driven by reduced Chinese passenger travel. It is important to point out that the majority of our duty paid revenue, which represents the remaining 80% of our total sales, is derived from domestic travelers in the U.S. and Canada, where we have seen less of an impact. However, we are actively monitoring the situation. If travel restrictions, event cancellations and overall concerns about the outbreak continue for a prolonged period and extend more prominently to domestic travel, we could see further impact on sales. While this is a temporary disruption, we are confident in the long-term strength of our business model and the resiliency of the travel retail industry.”

Management Discussion of Fourth Quarter and Full Year 2019
Income Statement
●
Turnover increased $4.4 million or 0.9% to $475.8 million for the fourth quarter compared to $471.4 million in the fourth quarter of 2018. Full year turnover increased $29.5 million or 1.5% to $1,953.7 million compared to $1,924.2 million in the prior year.
o
Fourth quarter net sales increased $6.9 million to $464.6 million or 1.5% from the year-ago period. Full year net sales increased $30.1 million or 1.6% to $1,910.0 million compared to $1,879.9 million in 2018.
o
Fourth quarter organic net sales growth was 0.8%, compared to 4.1% in the year-ago period. Full year organic sales growth was 1.4% compared to 7.0% in 2018.
o
Fourth quarter like-for-like sales growth was 1.1% (1.1% in constant currency), compared to 1.6% (2.5% in constant currency) in the year-ago period. Full year like-for-like sales growth was 0.6% (1.1% in constant currency) compared to 3.7% (3.7% in constant currency) in 2018.

●
Gross profit increased $2.7 million or 0.9% to $305.6 million in the fourth quarter compared to $302.9 million in the year-ago period. For the full year, gross profit increased $28.6 million or 2.3% to $1,254.3 million versus $1,225.7 million in the year-ago period. Gross margin increased 50 bps to 64.2% for full year 2019 primarily due to improved vendor terms and sales mix shift from lower margin products to higher margin products.
●
Lease expenses (formerly included in Selling expenses) decreased $80.8 million or 75.3% to $26.5 million in the fourth quarter as compared to the year-ago period due to the adoption of IFRS 16 Leases, which requires the capitalization of the fixed portion of rent payments. Beginning January 1, 2019, lease expenses are mainly comprised of lease payments that are variable in nature. Lease expenses decreased $297.4 million or 69.4% to $131.2 million in 2019 as compared to 2018.
●
Personnel expenses increased $5.2 million or 4.8% to $112.5 million in the fourth quarter as compared to the year-ago period. As a percentage of turnover, personnel expenses in the fourth quarter increased to 23.6% from 22.8%. Personnel expenses increased $34.2 million or 8.3% to $445.3 million for 2019 as compared to the prior year, primarily attributable to wage increases, executive separation expenses recorded in the first quarter 2019, the opening of new locations and additional expense upon becoming a public company. As a percentage of turnover, personnel expenses increased to 22.8% for 2019 compared to 21.4% for 2018.
●
Other expenses (formerly General expenses) increased $10.7 million or 26.9% to $50.5 million in the fourth quarter as compared to the year-ago period primarily due to transaction and transition costs related to acquisitions. As a percentage of turnover, other expenses were 10.6%, compared to 8.4% in the prior year period. Other expenses increased $8.0 million or 5.0% to $166.9 million for 2019 as compared to the prior year. As a percentage of turnover, other expenses increased to 8.5% in 2019 from 8.3% in 2018.
●
Adjusted EBITDA decreased $5.6 million or 10.6% to $47.2 million in the fourth quarter as compared to the prior year quarter. For the full year, adjusted EBITDA decreased $7.4 million or 3.1% to $230.6 million.
●
Depreciation, amortization and impairment increased $55.1 million or 140.2% in the fourth quarter as compared to the year-ago quarter. Depreciation, amortization and impairment increased $234.6 million to $363.5 million for the full year as compared to 2018. The increase was primarily due to the adoption of IFRS 16 Leases which requires the capitalization and depreciation of right of use assets, which are comprised of our concessions and other leases.
●
Operating profit increased $12.5 million or 135.9% to $21.7 million in the fourth quarter as compared to the prior year quarter. For the full year, operating profit increased $49.2 million or 50.1% to $147.4 million.
●
Reported net loss to equity holders of the parent increased to a loss of $8.8 million in the fourth quarter compared to a loss of $5.7 million in the year ago quarter, while reported diluted earnings per share decreased to a loss per share of $0.10 compared to a loss per share of $0.06 in the prior year quarter. For the full year, reported net profit to equity holders of the parent decreased $16.8 million to $12.7 million as compared to 2018. Reported diluted earnings per share decreased to $0.14 in 2019 versus $0.32 in 2018.
●
Adjusted net profit attributable to equity holders of the parent decreased $5.0 million to $7.5 million in the fourth quarter, while adjusted diluted earnings per share decreased to $0.08 from $0.13 in the prior year quarter. Adjusted net profit decreased $6.5 million to $60.5 million for the full year, while adjusted diluted earnings per share decreased to $0.65 in 2019 from $0.72 in 2018.
Balance Sheet and Cash Flow
●
Cash flows from operating activities for the year were $532.3 million compared to $232.7 million in 2018. The improvement in operating cash flows was primarily due to the adoption of IFRS 16, which reclassifies capitalized lease payments from operating activities to financing activities.
●
At December 31, 2019, the Company’s adjusted net debt (total borrowings excluding lease obligations minus cash) was $231.0 million resulting in adjusted net debt to adjusted EBITDA leverage of 1.0 times, compared to adjusted net debt of $309.8 million and adjusted net debt to adjusted EBITDA leverage of 1.3 times at December 31, 2018.
●
Capital expenditures in 2019 totaled $72.9 million compared to $69.3 million in 2018 as the result of higher information technology expenditures.

Operational Update
As of December 31, 2019, Hudson operated 1,013 stores, across 88 locations, totaling 1.1 million square feet of retail space.

During the fourth quarter of 2019, the Company added new business through RFP wins at Indianapolis International Airport and Dallas/Fort Worth International Airport.

Additionally, the Company successfully extended its existing contracts at Hartsfield-Jackson Atlanta International Airport and Toronto Pearson International Airport.

Earnings Conference Call Information
Hudson Group will host a conference call to review its fourth quarter and full year 2019 financial performance today, March 11, at 4:30 p.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10139505. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725. A web replay will be available at https://services.choruscall.com/links/hson200311.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit attributable to equity holders of parent for planning purposes. Adjusted net profit attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Adjusted net debt to adjusted EBITDA leverage represents total borrowings (excluding lease obligations) less cash at December 31, 2019 divided by adjusted EBITDA for the twelve months ended December 31, 2019.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our 10,000+ team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor Contact	Media Contacts
Cindi Buckwalter VP of Investor Relations & Corporate Communications	Hudson
201.693.5913	communications@hudsongroup.com
investorrelations@hudsongroup.com

CONSOLIDATED	Table 1
INCOME
STATEMENT (1)

FOR THE YEAR ENDED DECEMBER 31, 2019

		ILLUSTRATION OF IFRS 16 IMPACT
			PRE-IFRS 16
	QUARTER ENDED	IFRS 16	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2019	IMPACT	12/31/2019	12/31/2018 (2)	12/31/2019	12/31/2018 (2)

Turnover	475.8		475.8	471.4	1,953.7	1,924.2
Cost of sales	(170.2)		(170.2)	(168.5)	(699.4)	(698.5)
Gross profit	305.6		305.6	302.9	1,254.3	1,225.7
Lease expenses (1)	(26.5)	(79.5)	(106.0)	(107.3)	(131.2)	(428.6)
Personnel expenses	(112.5)		(112.5)	(107.3)	(445.3)	(411.1)
Other expenses (1)	(50.5)		(50.5)	(39.8)	(166.9)	(158.9)
Depreciation, amortization and impairment	(94.4)	66.4	(28.0)	(39.3)	(363.5)	(128.9)
Operating Profit (EBIT)	21.7	(13.1)	8.6	9.2	147.4	98.2
Finance income	0.4	(0.4)	0.0	0.8	4.7	2.5
Finance expenses	(27.0)	16.1	(10.9)	(7.7)	(91.6)	(31.0)
Foreign exchange gain (loss)	0.1		0.1	(0.6)	0.3	(0.9)
Profit (loss) before taxes (EBT)	(4.8)	2.6	(2.2)	1.7	60.8	68.8
Income tax benefit (expense)	2.5	(0.3)	2.2	1.1	(14.5)	(3.0)
Net profit (loss)	(2.3)	2.3	(0.0)	2.8	46.3	65.8

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(8.8)	1.0	(7.8)	(5.7)	12.7	29.5
Non-controlling interests	6.5	1.3	7.8	8.5	33.6	36.3

EARNINGS (LOSS) PER SHARE
Basic	(0.10)	0.01	(0.09)	(0.06)	0.14	0.32
Diluted	(0.10)	0.01	(0.09)	(0.06)	0.14	0.32
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,433		92,433	92,506	92,409	92,510
Diluted	92,952		92,952	93,177	92,928	93,181

(1) Please refer to Footnote 2.4 of the December 2019 Financial Statements for reclassifications which are effective beginning in Q1 2019.
(2) 2018 periods have not been restated for IFRS 16.

CONSOLIDATED	Table 2
STATEMENT OF
FINANCIAL POSITION

AT DECEMBER 31, 2019

	DECEMBER 31,	DECEMBER 31,
IN MILLIONS OF USD	2019	2018

ASSETS
Property, plant and equipment	227.3	243.0
Right of use assets	1,330.2	-
Intangible assets	283.9	301.6
Goodwill	324.7	315.0
Investments in associates	6.5	6.5
Deferred tax assets	79.9	83.9
Other non-current assets	33.9	27.4
Non-current assets	2,286.4	977.4

Inventories	185.2	190.7
Trade receivables	0.5	1.3
Other accounts receivable	54.0	46.8
Income tax receivables	2.7	0.8
Cash and cash equivalents	318.0	234.2
Current assets	560.4	473.8

Total assets	2,846.8	1,451.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	579.6	552.1
Non-controlling interests	79.2	84.8
Total equity	658.8	636.9

Borrowings	503.1	492.6
Lease obligations	1,098.1	-
Deferred tax liabilities	38.4	40.0
Post-employment benefit obligations	1.5	1.0
Other non-current liabilities	0.7	-
Non-current liabilities	1,641.8	533.6

Trade payables	124.6	105.5
Borrowings	45.9	51.4
Lease obligations	245.8	-
Income tax payables	1.4	2.3
Other liabilities	128.5	121.5
Current liabilities	546.2	280.7

Total liabilities	2,188.0	814.3
Total liabilities and shareholders’ equity	2,846.8	1,451.2

CONSOLIDATED	Table 3
STATEMENT OF
CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2019	12/31/2018

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	60.8	68.8

ADJUSTMENTS FOR
Depreciation, amortization and impairment	363.5	128.9
Loss (gain) on sale of non-current assets	2.6	1.5
Increase (decrease) in allowances and provisions	0.7	5.2
Loss (gain) on foreign exchange differences	(0.3)	0.7
Other non-cash items	8.6	3.6
Finance income	(4.7)	(2.6)
Finance expenses	91.6	31.0
Cash flow before working capital changes	522.8	237.1

Decrease (increase) in trade and other accounts receivable	(8.5)	22.8
Decrease (increase) in inventories	8.3	(12.0)
Increase (decrease) in trade and other accounts payable	24.2	(8.4)
Cash generated from operations	546.8	239.5
Income taxes paid	(14.5)	(6.8)
Net cash flows from operating activities	532.3	232.7

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(57.6)	(65.1)
Purchase of intangible assets	(15.3)	(4.2)
Contributions to associates	(2.5)	(3.3)
Proceeds from sale of property, plant and equipment	0.4	0.3
Interest received	1.9	3.2
Repayments of loans receivable from non-controlling interest holders	0.3	1.5
Proceeds from lease income	5.9	-
Business combinations, net of cash	(7.2)	-
Net cash flows used in investing activities	(74.1)	(67.6)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	-	60.1
Repayment of borrowings	-	(48.3)
Transaction costs paid for the listing of equity instruments	-	(6.3)
Dividends paid to non-controlling interests	(36.6)	(39.1)
Lease payments	(308.9)	-
Purchase of treasury shares	(2.7)	(2.0)
Contributions from non-controlling interests	0.8	7.0
Interest paid	(28.8)	(37.7)
Net cash flows from (used in) financing activities	(376.2)	(66.3)
Currency translation on cash	1.8	(2.0)
Increase in cash and cash equivalents	83.8	96.8

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	234.2	137.4
– end of the period	318.0	234.2

NON-IFRS RECONCILIATIONS

NET PROFIT TO ADJUSTED EBITDA (1)	Table 4
FOR THE YEAR ENDED DECEMBER 31, 2019

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Net profit (loss)	(2.3)	2.8	46.3	65.8
Income tax expense (benefit)	(2.5)	(1.1)	14.5	3.0
Profit (loss) before taxes (EBT)	(4.8)	1.7	60.8	68.8
Finance income	(0.4)	(0.8)	(4.7)	(2.5)
Finance expenses	27.0	7.7	91.6	31.0
Foreign exchange gain (loss)	(0.1)	0.6	(0.3)	0.9
Operating Profit (EBIT)	21.7	9.2	147.4	98.2
Depreciation, amortization and impairment	94.4	39.3	363.5	128.9
Charge related to capitalized right of use assets (2)	(79.5)	-	(300.2)	-
Other operational charges (3)	10.6	4.3	19.9	10.9
Adjusted EBITDA	47.2	52.8	230.6	238.0

(1)
The company has revised the calculation of Adjusted EBITDA to exclude charge related to capitalized right of use assets. The company believes this useful to investors in order to provide better comparability to prior periods and other peer companies, as IFRS 16 was adopted on January 1, 2019.

(2)	Represents lease payments that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.
(3)
For the quarters ended December 31, 2019 and December 31, 2018, other operational charges consisted of $10.6 million and $4.3 million, respectively, of one-time items and other charges that are not reflective of our ongoing financial and business performance. For the year ended December 31, 2019, other operational charges consisted of $9.5 million of primarily executive separation expense, $4.7 million of acquisition costs, $3.4 million of litigation reserve, $2.5 million of asset write-offs related to conversions and store closings, and ($0.2) million of income from other items. For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expense items.

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO	Table 5
ADJUSTED NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (1)
FOR THE YEAR ENDED DECEMBER 31, 2019

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2019	12/31/2018	12/31/2019	12/31/2018

Net profit (loss) attributable to equity holders of the parent	(8.8)	(5.7)	12.7	29.5
Amortization related to acquisitions (2)	9.6	9.8	38.1	39.4
Impairment of assets	2.2	10.6	5.5	14.6
Other operational charges (3)	10.6	4.3	19.9	10.9
Income tax adjustment and one-off income tax items (4)	(6.1)	(6.5)	(15.7)	(27.4)
Adjusted net profit attributable to equity holders of the parent	7.5	12.5	60.5	67.0
Adjusted net profit attributable to equity holders of the parent - Ex IFRS 16 Impact	8.5		63.9

Diluted earnings / (loss) per share	(0.10)	(0.06)	0.14	0.32
Adjusted diluted earnings per share to equity holders of the parent	0.08	0.13	0.65	0.72
Adjusted diluted earnings per share to equity holders of the parent - Ex IFRS 16 Impact	0.09		0.69
Weighted average number of shares outstanding (000's)	92,952	93,177	92,928	93,181

(1)
Beginning in Q1 2019, the company has revised the calculation of Adjusted Net Profit Attributable to Equity Holders of the Parent to exclude not only amortization related to acquisitions and other operational charges (net of income tax), but also to exclude impairment of assets, income tax adjustment on amortization related to acquisitions and impairment and other one-off income tax items. The company believes the new calculation is useful to investors because it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions and impairments of assets.

(2)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.

(3)
For the quarters ended December 31, 2019 and December 31, 2018, other operational charges consisted of $10.6 million and $4.3 million, respectively, of one-time items and other charges that are not reflective of our ongoing financial and business performance. For the year ended December 31, 2019, other operational charges consisted of $9.5 million of primarily executive separation expense, $4.7 million of acquisition costs, $3.4 million of litigation reserve, $2.5 million of asset write-offs related to conversions and store closings, and ($0.2) million of income from other items. For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expense items.

(4)	Beginning in Q1 2019, this line item has been revised to include the following:

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
One-off non-cash change in valuation of deferred tax assets	(0.1)	-	(0.2)	(10.3)
Income tax adjustment amortization and impairment	(3.2)	(5.4)	(11.7)	(14.3)
Income tax adjustment other operational charges	(2.8)	(1.1)	(3.8)	(2.8)

(5)
The company has corrected Q1 2019 and Q2 2019. The adjustments related to the accounting adopted upon the transition to IFRS 16 related to certain lease contracts for its retail stores, For further details and corrected amounts, please refer to Footnote 2.2 in the September 30, 2019 Interim Report fnished on Form 6-K on november 4, 2019.